EXHIBIT 99(a)(1)(B)
FORM OF EMAIL COMMUNICATION TO ELIGIBLE OPTION HOLDERS

TO:	[Employee]
FROM:	optionexchange@greendotcorp.com
SUBJECT:	IMPORTANT NEWS: Launch of Option Exchange Program
DATE:	April 10, 2013
IMPORTANT NEWS - PLEASE READ IMMEDIATELY. SHOULD YOU CHOOSE TO PARTICIPATE IN THIS PROGRAM, YOU MUST TAKE ACTION BY 11:59 P.M., PACIFIC TIME, ON May 7, 2013.
We are pleased to announce our Stock Option Exchange Program allowing eligible employees the opportunity to exchange eligible “underwater” options for new options covering a lesser number of Green Dot Class A common stock.
We encourage you to carefully read the “Offer to Exchange Certain Outstanding Stock Options for New Stock Options” as well as the other offering materials contained in the Schedule TO we filed with the Securities and Exchange Commission today (collectively, the “Offering Materials”), all of which are available on the option exchange website referred to below. These materials will help you to understand fully the risks and benefits of this exchange program and the terms and conditions of our offer.
STOCK OPTION EXCHANGE PROGRAM INFORMATION & WEBSITE
Below you'll find a basic outline of the program. Please take the time to educate yourself about the program by reviewing the resources on the option exchange program website at https://greendot.equitybenefits.com. If you choose to participate, you can elect to do so through this website as well. The website is accessible from your home or work computer. To log into the website, please use your 6-digit employee ID and year of birth (######YYYY) as your initial password. You will be required to reset your password during your initial login. Your employee ID is the same number as the file number on your bi-weekly earnings statements.
ELIGIBILITY
All employees who hold options with an exercise price of $20.00 or above and are continuously employed by Green Dot throughout the offering period are eligible. Named Executive Officers (Steven Streit, John Ricci, John Keatley, Lewis Goodwin, Kostas Sgoutas) and members of our Board of Directors are excluded.
EXCHANGE DETAILS

•	Exchange Ratio: Options will be exchanged for new options covering a lesser number of shares than the option tendered for exchange, depending on the exercise price as follows:

Exchange Ratio
Exercise Price	(New Options / Eligible Options)	Example
$20.00 - $24.99	1-for-1.2	5,000 New Options issued in exchange for 6,000 Eligible Options
$25.00 - $29.99	1-for-1.6	5,000 New Options issued in exchange for 8,000 Eligible Options
$30.00 - $39.99	1-for-2.0	5,000 New Options issued in exchange for 10,000 Eligible Options
$40.00 or greater	1-for-2.4	5,000 New Options issued in exchange for 12,000 Eligible Options
Some key features of the new options will include:

•	Type of Option: Non-qualified stock options.

•	Vesting Period: Four years with 25% vesting on the one-year anniversary of the Replacement Grant Date, and then in 36 monthly installments thereafter;

•	Option Term: Expiration on the seven-year anniversary of the Replacement Grant Date.

•
Exercise Price: Closing sale price of Green Dot's Class A common stock, as reported on the New York Stock Exchange, on the grant date of the new options, which will be the first trading day following the closing of the offering period, which we currently expect to be May 8, 2013.

TIMING

•	The offering period begins today and will end at 11:59 p.m., Pacific Time, on May 7, 2013, unless Green Dot is required or decides to extend the offering period to a later date.

•
Employees who wish to participate in the option exchange program must elect to participate during this window through the option exchange program website. We will not accept any elections after 11:59 p.m., Pacific Time, on May 7, 2013, unless Green Dot is required or decides to extend the offering period to a later date.

•	Based on our expected timeline, employees will be granted a new option in exchange for each eligible option tendered for exchange on May 8, 2013.
HOW TO LEARN MORE
The election period for this program begins today. There are many things to consider when deciding whether or not to participate in this program and we encourage you to carefully read the Offering Materials before deciding to participate. Please review the option exchange program website for more information and instructions on how to elect to participate in the program, change a prior election and withdraw your election before the end of the election period.
WORKSHOPS
We'll be holding a series of workshops to review the program and take you through the election process. You'll be receiving an email shortly from optionexchange@greendotcorp.com with the dates and time of the workshops. If you are unable to attend or wish to review the presentation, you can find materials about the program on the exchange program website.
GENERAL STOCK INFORMATION
You can review your individual stock option information, including all of your stock option grants to date and the status of each stock option online at UBS (https://onesource.ubs.com/GDOT), using your log on credentials. Any questions regarding password or access should be directed to UBS.
Green Dot makes no recommendation as to whether you should participate in the option exchange program. You must make your own decision whether to participate. We encourage you to speak with your financial, legal and/or tax advisors as necessary, before deciding whether to participate in this program.
If you have any questions about the exchange program, please contact optionexchange@greendotcorp.com.
Steve Streit